Filed pursuant to Rule 424(b)(3)
File Number 333-150500

COOPER-STANDARD AUTOMOTIVE INC.

Supplement No. 4 to market-making prospectus dated April 9, 2009, as supplemented on May 21, 2009

(Supplement No. 1 and No. 2) and May 22, 2009 (Supplement No. 3)

The date of this supplement is June 15, 2009

On June 15, 2009, Cooper-Standard Holdings Inc. filed the attached Current Report on Form 8-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported) – June 15, 2009

COOPER-STANDARD HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Delaware	333-123708	20-1945088
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

39550 Orchard Hill Place Drive, Novi, Michigan	48375
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code (248) 596-5900

Check the appropriate box below in the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4c))

Item 8.01.	Other Events.

Cooper-Standard Holdings Inc. (the “Company”) issued a press release (the “Press Release”) on June 15, 2009, announcing the Company would utilize a 30-day grace period on interest payments scheduled for June 15, 2009 on its 7 percent Senior Notes due 2012 and its 8 3/8 percent Senior Subordinated Notes due 2014. A copy of the press release related to this Form 8-K is attached as Exhibit 99.1.

Item 9.01.	Financial Statements and Exhibits.

The following exhibit is furnished with this report:

Item 9.01 Financial Statements and Exhibits.

(c)	Exhibits

99.1	Press release of Cooper-Standard Holdings Inc. dated June 15, 2009.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COOPER-STANDARD HOLDINGS INC.

/s/ Timothy W. Hefferon
Timothy W. Hefferon
Vice President, General Counsel & Secretary

Dated: June 15, 2009

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Exhibit 99.1

Contacts:	Sharon S. Wenzl
Cooper-Standard Automotive
(248) 596-6211
sswenzl@cooperstandard.com

COOPER-STANDARD AUTOMOTIVE TO UTILIZE 30-DAY GRACE PERIOD FOR NOTE PAYMENTS

Continues Discussions with Stakeholders

Novi, Mich. – June 15, 2009 – Cooper-Standard Holdings Inc., the parent company of Cooper-Standard Automotive Inc., announced today that it would utilize a 30-day grace period on interest payments scheduled for today on its 7 percent Senior Notes due 2012 (“the Senior Notes”) and its 8 3/8 percent Senior Subordinated Notes due 2014 (“the Senior Subordinated Notes”) to allow the company and its sponsors to continue discussions with the company’s lenders to increase liquidity and improve its capital structure. The company said that the missed interest payments do not constitute an event of default under the bond indentures governing the notes and will not constitute an event of default unless the 30-day grace period expires without the interest being paid, absent an extension or forbearance of such payments.

“The challenges facing the automotive industry today are unprecedented. While we have been implementing a range of initiatives to reduce costs, improve operational efficiency and preserve adequate liquidity, given current global economic and market realities, it is clear that we must evaluate our options to improve our financial position and help ensure that we can continue to be competitive for the long-term. While we will use the 30-day grace period to discuss options with our lenders and other parties, the discussions do not affect our commitment to continue providing our customers with reliable products and services, and we do not anticipate that the discussions will impact our ability to continue to pay our suppliers or our ability to conduct normal operations in the United States or overseas markets in the ordinary course of business,” said James S. McElya, Chairman and Chief Executive Officer of Cooper-Standard.

Additional details about the Senior Notes and the Senior Subordinated Notes are available in the company’s annual report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission.

About Cooper-Standard Automotive

Cooper-Standard Automotive Inc., headquartered in Novi, Mich., is a leading global automotive supplier specializing in the manufacture and marketing of systems and components for the automotive industry. Products include body sealing systems, fluid handling systems and NVH control systems, which are represented within the company’s two operating divisions: North America and International. Cooper-Standard Automotive employs approximately 16,000 people globally with more than 70 facilities throughout the world. For more information, visit the company’s Web site at: www.cooperstandard.com.

Cooper-Standard is a privately-held portfolio company of The Cypress Group and Goldman Sachs Capital Partners Funds.

The Cypress Group is a New York-based private equity investment firm founded in 1994. Since its formation, Cypress has invested more than $3.5 billion of capital within its two funds. Cypress has an extensive track record of making growth-oriented investments in targeted industry sectors and building equity value alongside proven management teams.

Goldman Sachs is one of the world’s largest private equity and mezzanine investors, having invested approximately US$66 billion in over 750 companies globally since 1986 and manages a diverse global portfolio of companies with 120 investment professionals active in the firm’s New York, London, Hong Kong, Tokyo, San Francisco and Mumbai offices. GS Capital Partners is the private equity vehicle through which The Goldman Sachs Group, Inc. conducts its large privately negotiated corporate equity investment activities. For more information, please visit www.gs.com/pia.

This news release includes forward-looking statements, reflecting current analysis and expectations, based on what are believed to be reasonable assumptions. Forward-looking statements may involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from those projected, stated or implied, depending on many factors, including, without limitation: the company’s substantial leverage; limitations on flexibility in operating business contained in the company’s debt agreements; the company’s dependence on the automotive industry; availability and cost of raw materials; the company’s dependence on certain major customers; competition in the industry; sovereign and other risks related to the company conducting operations outside the United States; the uncertainty of the company’s ability to achieve expected cost reduction savings; the company’s exposure to product liability and warranty claims; labor conditions; the company’s vulnerability to rising interest rates; the company’s ability to meet customers’ needs for new and improved products in a timely manner; the company’s ability to attract and retain key personnel; potential conflicts of interests between owners and the company; the company’s recent status as a stand-alone company; the company’s legal rights to its intellectual property portfolio; the company’s underfunded pension plans; environmental and other regulations; and the possibility that the company’s acquisition strategy will not be successful. There may be other factors that may cause the company’s actual results to differ materially from the forward-looking statement. Accordingly, there can be no assurance that Cooper-Standard Automotive will meet future results, performance or achievements expressed or implied by such forward-looking statements. This paragraph is included to provide safe harbor for forward-looking statements, which are not generally required to be publicly revised as circumstances change, and which Cooper-Standard Automotive does not intend to update.

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